

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2014

<u>Via Facsimile</u>
Mac McConnell
Chief Financial Officer
DXP Enterprises, Inc.
7272 Pinemont
Houston, Texas 77040

> **Re: DXP Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 11, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2014**
> **File No. 0-21513**

Dear Mr. McConnell:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief